Eric Wentworth

Startup Founder, Restauranteur, Consultant
Louisville, Kentucky, United States

Contact

www.linkedin.com/in/ericwentworth1 (LinkedIn)

Top Skills

Entrepreneurship
Strategy
Competitive Analysis

Certifications

CCNA

Summary

A results-driven IT professional with extensive experience in engineering, administration, and support of network operating systems. A graduate of U of L's nationally ranked Entrepreneurship MBA program, which has given a unique perspective for creatively solving problems and thinking outside the box. Detail-oriented, proactive, and seeking a Network Engineer position at a medium to large company.

Experience

Modica

Owner/Founder
July 2019 - Present (3 years 2 months)
Louisville, Kentucky, United States

The Hub Louisville

Co-Founder/Managing Partner
January 2015 - Present (7 years 8 months)
Louisville, Kentucky, United States

The Champagnery

Co-Founder
June 2018 - July 2021 (3 years 2 months)
Louisville, Kentucky, United States

Education

University of Louisville

Master of Business Administration - MBA, Entrepreneurship/Entrepreneurial Studies · (2016 - 2018)